Nixxy, Inc.

1178 Broadway, 3rd Floor

New York, NY 10001

May 8, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nixxy, Inc.
Registration Statement on Form S-3
File No. 333-295511

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Nixxy, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Tuesday, May 12, 2026, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Nixxy, Inc.

/s/ Mike Schmidt
Mike Schmidt
Chief Executive Officer